United States securities and exchange commission logo





                              June 12, 2024

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed May 24, 2024
                                                            File No. 333-275498

       Dear Wing Wah Cheng:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Selling Shareholders' Plan of Distribution, page A-4

   1. We note your disclosure on page Alt-5 that any broker-dealers or agents that are deemed to be underwriters may
not sell the shares offered under the prospectus unless and until you set forth the names
of the underwriters and the material details of their underwriting arrangements in a
supplement to this prospectus or, if required, in a replacement prospectus. Please
revise to confirm your understanding that the sale of shares by an underwriter would
constitute a material change to your plan of distribution requiring a post-effective
amendment. Refer to your undertaking provided pursuant to Item
                                                        512(a)(1)(iii) of
Regulation S-K.
 Wing Wah Cheng
FirstName  LastNameWing
                 Holdings Wah Cheng
Samfine Creation          Group Limited
Comapany
June       NameSamfine Creation Holdings Group Limited
     12, 2024
June 12,
Page 2 2024 Page 2
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Ying Li